02057317

PE 8-30-02

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

SEC MAIL PROCESSING SECTION
RECEIVED
SEP 09 2002
WASH, D.C. 154

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2002

PROCESSED
SEP 10 2002
THOMSON FINANCIAL P

LEADING BRANDS, INC.
(Registrant)

160 - 7400 River Road, Richmond, British Columbia V6X 1X6 Canada
(Address of Principal Executive Offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

(Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes [ ] No [X]

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEADING BRANDS, INC.
(Registrant)

Date September 6, 2002

By
(Signature)

Marilyn Kerzner

Director of Corporate Affairs

LEADINGBRANDS™

FOR IMMEDIATE RELEASE

CONTACTS:

Ralph D. McRae
Chairman and CEO
Leading Brands, Inc.
Tel: (604) 214-9722 ext. 238
Email: rmcrae@LBIX.com

Howard Wishner
Chief Marketing Officer
Leading Brands, Inc.
Tel: (203) 323-9435 Ext.3004
Email: hwish@LBIX.com

Stan Altschuler/David Waldman
Investor Relations
Strategic Growth International, Inc.
Tel: (516) 829-7111
Email: info@sgi-ir.com

LEADING BRANDS, INC. ANNOUNCES
Termination of Distribution Arrangement with Energy Brands
Postponement of Introduction of PopStraw
Progress Towards Other Key Product Launches on Track

VANCOUVER, CANADA, August 20, 2002, LEADING BRANDS, INC. (NASDAQ: LBIX, TSX: LBI), Canada's largest independent, fully integrated brand management company, announces that it has agreed to terminate its relationship with Energy Brands for the distribution of Glaceau Vitamin Water and Go-Go Passion Energy Drink. The Company has also decided to postpone the introduction of PopStraw in its Johnny's Roadside® line of lemonades and iced teas, likely to Spring 2003.

Leading Brands Chairman and CEO Ralph D. McRae said: "We were recently advised by Energy Brands of their intention to discontinue their Go-Go Passion Energy Drink and we have consequently ceased distribution in Canada. Go-Go was producing limited sales for us and was a distant third in our energy drink line-up to Hansen's Energy™ and newly-introduced Base™."

"Coinciding with that we agreed to terminate all of our relationships with Energy Brands, including our agreement for distribution of their Vitamin Water product in Canada. We were particularly troubled by two developments. First, the introduction of a plethora of 'vitamin-enhanced' drinks by Energy Brands' competitors that would limit any first mover advantage and, second, Energy Brands' insistence that we not hire any of their employees to support our US expansion, in any circumstance. These were conditions that we were simply not prepared to accept.

Mr. McRae added: "Our decision to push back the introduction of PopStraw was driven by the simple fact that we are extremely busy with the launch of our new TREK™ Optimized Performance Beverages™ and Pez® 100% Juice™ lines. Demand for Trek™ continues to exceed all of our expectations as we continue our market-by-market rollout and ramp up of production. We remain on track for launch of Pez® 100% Juice™ by the end of Summer 2002."

"I also have a personal request. We receive numerous calls each week from shareholders anxious to know the progress of our launches. We try to take the time to answer these on a personal basis, but the call volume has become simply overwhelming. National product rollouts of this nature take time. We urge those who have questions about the progress of TREK™ to consult the www.trekenergy.com website where, starting in a week or so you will be able to locate retailers who carry the product. We will also find a way to keep people abreast of the particulars of the rollout of Pez® 100% Juice™, when the time is appropriate. We are also considering initiating quarterly conference calls to discuss periodic developments."

About Leading Brands, Inc.

Leading Brands, Inc. (NASDAQ:LBIX, TSE:LBI) is the largest independent, fully integrated premium beverage company in Canada. The Company's unique Integrated Distribution System (IDS) ™ offers turnkey, one-stop shopping to food and beverage brand owners, including manufacturing, distribution, sales/marketing and licensing. In addition, Leading Brands produces their own line of beverages such as TREK®, Johnny's Roadside® Iced Tea and Lemonade, Country Harvest® Juices, Caesar's® Bloody Caesar Cocktail, and Cool Canadian® Water. Leading Brands recently undertook a major expansion into the United States, with its US headquarters located in Stamford, CT. Its subsidiary, Quick, Inc. is building a home replenishment and delivery system for the new economy.

Statements in this news release that are not historical are to be regarded as forward-looking statements which are subject to risks and uncertainties that could cause actual results to differ materially. Such risks and uncertainties with respect to the Company's business include general economic conditions, weather conditions, changing beverage consumption trends, pricing, and the availability of raw materials and economic uncertainties, including currency.

We Build Brands™

This news release is available at www.LBIX.com

FORM: 1 | CHANGE IN OUTSTANDING AND RESERVED SECURITIES

WHEN TO FILE: Within 10 days after the end of each month in which any change to the number of outstanding or reserved listed securities has occurred (including a reduction in such number that results from a cancellation or redemption of securities). If no such change has occurred, a nil report should be filed.

HOW:

For Companies Reporting to the Toronto TSE Office:
Via fax to 416.947.4547 or via email to companyreg@tse.com

For Companies Reporting to the Montreal TSE Office:
Via fax to 514.871.3533 or via email to companyreg@tse.com

QUESTIONS:

For Companies Reporting to the Toronto TSE Office:
Email companyreg@tse.com or contact the TSE Company Reporting representative who is responsible for the Company (based on the first letter(s) of the Company's name), as follows:

Company Name	Phone
A – Em	416.947.4538
En – N	416.947.4504
O – Z	416.947.4616

For all Companies Reporting to the Montreal TSE Office:
Call 514.871.7874

NOTE: The Company may customize the form to ensure that the charts below contain all applicable information relating to the issuer. Each share compensation arrangement which involves the issuance of treasury securities must have its own chart.

This Form replaces the "Changes in Capital Structure" form.

Although the Closing Issued and Outstanding Share Balance figure to be entered on the last line of Section A of this Form will be posted on the TSE website, no other information provided by the Company in this Form will be made available for public view.

CHANGE IN OUTSTANDING AND RESERVED SECURITIES

	ISSUED AND OUTSTANDING SHARE SUMMARY	# of Shares	Balance
	Issued and Outstanding – Opening Balance*		**13,600,967**
ADD:	Stock Options Exercised	0	
	Share Purchase Plan	0	
	Dividend Reinvestment Plan	0	
	Exercise Warrants	0	
	Private Placement	0	
	Conversion	0	
	Other Issuance (provide description)	0	
SUBTRACT:	Issuer Bid Purchase	0	
	Redemption	0	
	Other Cancellation (provide description)	0	
	Closing Issued and Outstanding Share Balance*		**13,600,967**

NOTE: If any of the Company's securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as "internally-held securities"), such internally-held securities must not be counted as "issued and outstanding."

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

		# of Shares	Balance
A.	**Share Purchase Plans and / or Agreement(s)**	# of Shares	Balance
	NAME OF PROGRAM:		
	Opening Reserve for Share Purchase Plan / Agreement		
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued from Treasury (SUBTRACT)		
	Closing Reserve for Share Purchase Plan		**Nil**

B.	**Dividend Reinvestment Plan (DRIP) — for shareholders**	# of Shares	Balance
	NAME OF PROGRAM:		
	Opening Reserve for Dividend Reinvestment Plan		
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued (SUBTRACT)		
	Closing Reserve for Dividend Reinvestment Plan		**Nil**

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

C.

Stock Option Plan and / or Agreement

NAME OF PROGRAM: Stock Option Agreements

Stock Options Outstanding — Opening Balance	**3,782,419**

Options Granted: (ADD)

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
			SUBTOTAL	Nil

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled "Shares Reserved" below

Date of Exercise	Name of Optionee	Date of Grant	Exercise Price	Number
			SUBTOTAL	Nil

Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)
			SUBTOTAL	Nil

*Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number
				SUBTOTAL	Nil

Stock Option Outstanding — Closing Balance	**3,782,419**

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

D. **Shares Reserved (for Stock Option Plan)**

NAME OF PROGRAM:	# of Shares	Balance
Opening Share Reserve Balance at beginning of period		**3,785,919**
Additional shares Listed Pursuant to the Plan (ADD)		
Stock Options Exercised (SUBTRACT)		
Stock Appreciation Rights (SUBTRACT)		
Closing Share Reserve Balance at end of period		**3,785,919**

All information reported in this Form is for the month of August, 2002.

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME	Marilyn Kerzner
PHONE / EMAIL	604-214-9722 (Ext.270) mkerz@LBIX.com
DATE	September 5, 2002